Exhibit 99.1

CONTENT IQ, LLC.
(Formerly known as BOREDOMTHERAPY, LLC.)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT AUDITORS

To the Shareholders' and Board of Directors of

CONTENT IQ, LLC.
(Formerly known as BOREDOMTHERAPY, LLC.)

Report on the consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Content IQ, LLC. (Formerly known as Boredomtherapy.) ("the Company") and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statement of operations, changes in members' equity, and cash flow for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2019, and the consolidated results of its operations and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
11 March 2020	A Member of Ernst & Young Global

CONTENT IQ

CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

December 31,
2019

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,148
Trade Receivables, net	9,116
Other receivables	45

Total current assets	10,309

LONG- TERM ASSETS:
Property and equipment, net	4

Total long- term assets	4

Total assets	$10,313

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$1,289
Accrued expenses and other short-term liabilities	701

Total current liabilities	1,990

MEMBERS' EQUITY:
Retained earnings	8,323

Total members' equity	8,323

Total liabilities and shareholders' equity	$10,313

The accompanying notes are an integral part of the consolidated financial statements.

11 March 2020
Date of approval of the financial statements	Ziv Yirmiyahu CEO , Founder

CONTENT IQ

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

Year ended December 31, 2019

Revenues	$38,421
Cost of sales	26,532

Gross profit	11,889

Operating expenses:
Content and Production	1,483
Research and development	3,528
Sales and marketing	617
General and administrative	1,851

Total costs and expenses	7,479
Operating profit	4,410
Financial expenses	8
Taxes on Income	320

Net profit	$4,082

The accompanying notes are an integral part of the consolidated financial statements.

CONTENT IQ

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

U.S. dollars in thousands

Retrained
earnings

Total retrained earnings as of January 1, 2019	12,088

Dividend Distribution	(7,847)
Net profit	4,082

Total retrained earnings as of December 31, 2019	8,323

The accompanying notes are an integral part of the consolidated financial statements.

CONTENT IQ

CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

Year ended December 31, 2019

Cash flow from operating activities:

Net profit	$4,082

Changes in assets and liabilities:

Decrease (Increase) in short term receivables and advances to suppliers	(10)
Increase in trade receivables, net	(2,007)
Increase (Decrease) in trade payables	958
Increase in Accrued expenses and other short-term liabilities	110
Depreciation	1

Net cash used in operating activities	3,134

Cash flow from investing activities:

Purchase of fixed assets	(5)

Net cash used in investing activities	(5)

Cash flow from financing activities:

Dividend Distribution	(7,847)
Net cash provided by financing activities	(7,847)

Increase in cash and cash equivalents	(4,718)
Cash and cash equivalents at the beginning of the period	5,866

Cash and cash equivalents at the end of the period	$1,148

The accompanying notes are an integral part of the consolidated financial statements.

CONTENT IQ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:       NATURE OF BUSINESS

a.	CONTENT IQ, LLC (“The Company”) was incorporated under the laws of the state of New York on August 14, 2014 under the name of ‘Boredom Therapy LLC’.

b.	The Company changed its name to Content IQ on September 11, 2018.

c.
The company operates in the Digital Publishing space and have created data and analytics tools which deconstruct content, revenue and distribution to solve digital publishing challenges. The Company has a few owned and operated websites and it also offers its technology in the form of a media buying agency.

d.	During the year ended December 31, 2019, 44% of the company's revenues were derived from two customers.

e.
During 2018, the Company established a wholly-owned subsidiary of the Company in Israel, to be named “Content IQ LTD”. The purpose of this subsidiary is to provide R&D services to the parent Company, CONTENT IQ, LLC, on a cost-plus basis.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The significant policies in the preparation of the consolidated financial statements are:

a.	Use of estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

b.	consolidated Financial statements in U.S. dollars:

The Company's management believes that the U.S. dollar is the currency of the primary economic environment in which the Company operates. Therefore, the functional and reporting currency for the Company is the U.S. dollar.

The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts.

Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with ASC 830, "Foreign Currency Matters". All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

CONTENT IQ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Cash and cash equivalents:

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

d.	Short-term bank deposits

A short-term bank deposit is a deposit with a maturity of more than three months but less than one year.

e.	Research and development costs:

Research and development cost are charged to the statement of operations as accrued.

f.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, short-term bank deposit, accounts receivable and prepaid expenses, accounts Payable and accrued expenses, approximate fair value because of their generally short maturities.

g.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, accounts receivables and prepaid expenses. The Company's cash and cash equivalents are invested in major banks in the US. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing and, accordingly, minimal risk exists with respect to these investments. The Company has no off-balance-sheet concentrations of credit risk such as, foreign exchange contracts, option contracts or other foreign hedging arrangement.

h.	Revenue recognition:

The Company applies the provisions of Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606" or "Topic 606") The Company adopted the provisions of ASC 606 effective January 1, 2019 using the modified retrospective application method for all uncompleted contracts as of that date. The adoption of ASC 606 did not have a material impact on the Company’s consolidated financial statements. In addition, the adoption of ASC 606 had no impact on the Company's accounts receivable and deferred revenues balance as of December 31, 2019 or on the Company's revenues, cost of sales or its operating expenses during 2019, compared to ASC 605.

The Company generates revenues primarily digital publishing services. The Company generates its revenues mainly on a cost-per-click ("CPC") and cost-per-thousand impression-based ("CPM") basis. A click will be considered to have occurred whenever an end user clicks on the Company's Widgets that has been displayed on the website of the Company's Publisher. The Company recognizes the revenues once the advertisement vendors publish the relevant information across their platform.

CONTENT IQ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For more disaggregated information of revenues refer to Note 7.

The Company general payments terms are less than one year. Therefore, no finance component is recognized.

The Company evaluates whether its revenues should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to publishers. In making that evaluation, the Company considers whether it controls the promised good or service before transferring that good or service to the customer. The Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, including the credit risk, whether the Company has latitude in establishing prices and selecting its suppliers and whether it changes the products or performs part of the service. The evaluation of these factors is subject to significant judgment and subjectivity. Generally, in cases in which the Company is primarily obligated in a transaction, is subject to risk, involved in the determination of the product (or the service) specifications, separately negotiates each revenue service agreement or publisher agreement and can have several additional indicators, revenue is recorded on a gross basis. The Company does not have contract assets. Accounts receivable includes amounts billed and currently due from customers.

i.	Cost of revenues:

Cost of revenues consists mainly cost for advertising impressions purchased from real-time advertising exchanges and other third parties.

j.	Content and Production:

Content and Production expenses are associated with generation of the content and its production across the different sites and advertisements that the company promotes.

k.	Recently Issued Accounting Pronouncements:

In February 2016, the FASB issued ASU 2016-02, “Leases”, on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases". The guidance is effective for the interim and annual periods beginning on or after December 15, 2019, and early adoption is permitted.

CONTENT IQ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company evaluated the potential effect of the guidance on its financial statements and found that the adoption will result in an insignificant effect.

l.	Fair value of financial instruments:

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying amounts of cash and cash equivalents, trade receivables, short-term deposits, trade payables approximate their fair value due to the short-term maturity of such instruments.

NOTE 3:	ACCRUED EXPENSES AND OTHER SHORT-TERM LIABILITIES

December 31,
2019

State tax	$91
Employees and related	355
Accrued expenses	255
$701

NOTE 4:	COMMITMENTS AND CONTINGENT LIABILITIES

The Company was filed against several legal claims totaling approximately $175 alleging that the Company infringed upon copyrights photographs. The Complaint seeks damages consisting either of the Company's profits from use of the photographs or statutory penalties, plus attorney's fees, cost and interest.  As of the report day those legal procedures have not yet been settled.

CONTENT IQ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:	INCOME TAXES

The income taxes for the period ended December 31, 2019 consists of the following:

December 31,
2019

State tax	$320

NOTE 6:	DISTRIBUTIONS OF DIVIDENDS

During 2019, The Company distributed $ 7,847, respectively to both founders of the company.

NOTE 7:	GEOGRAPHIC INFORMATION

The following table presents the total revenues for the years ended December 31, 2019, allocated to the geographic areas in which they were generated:

2019
North America (mainly U.S.)	$34,152
Europe	1,901
Other	2,368
$38,421

NOTE 8:	SUBSEQUENT EVENTS

On January 14, 2020, 100% of the shares of the Company were acquired by Perion Networks Ltd.

Total consideration is up to $73,050, which is comprised of $15,000 paid in cash at closing, with an additional maximum $11,000 to be paid as a retention incentive. As part of the total consideration, there is a maximum of $47,050 in earn-outs over a period of two years. The earn-outs are tied to revenue and EBITDA-based metrics.